[eHealth, Inc. Letterhead]

October 10, 2006

BY EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Greg	Belliston

Re:	eHealth, Inc.
Registration Statement on Form S-1 File No. 333-133526
Acceleration Request

Dear Mr. Belliston:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, eHealth, Inc. (“eHealth” or the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action such that the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), relating to a public offering of shares of the Company’s common stock, par value $0.001 per share, be accelerated and that such Registration Statement be declared effective at 4:00 p.m., Eastern Time, on October 12, 2006 or as soon as practicable thereafter.

eHealth also asks that its filing on Form 8-A be accelerated so that the Form 8-A becomes effective concurrently with the Registration Statement on Form S-1.

eHealth hereby authorizes Bennett Yee or Natalie Kaniel, both of whom are associated with our counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (“Gunderson Dettmer”), to orally modify or withdraw this request for acceleration.

eHealth hereby acknowledges that:

•	should the Commission or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact either Bennett Yee or Natalie Kaniel, both of whom are associated with Gunderson Dettmer, at (650) 321-2400. Once the Registration Statement has been declared effective, please orally confirm that event with Bennett Yee.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Bennett Yee at Gunderson Dettmer, 120 Constitution Drive, Menlo Park, California, 94025. If possible, please also send such order by facsimile to the attention of Bennett Yee at (650) 321-2800.

Sincerely, EHEALTH, INC.

By:	/s/ Gary L. Lauer
Gary L. Lauer Chief Executive Officer